RESTRAINT OF TRADE AGREEMENT

entered into between

MIX TELEMATICS LIMITED

and

PAUL MARK DELL

1.	DEFINITIONS
In this agreement, unless the context clearly indicates a contrary intention, the following expressions bear the meanings assigned to them below (and cognate expressions bear corresponding meanings):

1.1	"Agreement" means this restraint of trade agreement concluded between the Parties;

1.2
"Business" means the business of bureau services, vehicle tracking and recovery, fleet management, and telemetry, which is conducted by the Company and/or any Group Company, within the Territory from time to time;

1.3	"Business Customer" means any person:

1.3.1	who purchased Business Products from the Company and/or any group Company, at any time during the Employment Period;

1.3.2	to whom Business Services were rendered by the Company and/or any Group Company, at any time during the Employment Period; or

1.3.3
who is or was a potential customer of the Company and/or any Group Company, as at the Termination Date and with whom the Company and/or any Group Company was in negotiations to do business as at the Termination Date or at any time within the period of 12 (twelve) months preceding the Termination Date with a view to such person becoming a customer of the Company and/or any Group Company;

1.4	"Business Employee" means any employee of the Company or any Group Company as at the Termination Date or any such person who was so employed by the Company at any time during the Employment Period;

1.5	"Business Products" means any products:

1.5.1	traded or dealt in by the Company or any Group Company at any time during the Employment Period; or

1.5.2
which the Company and/or any Group Company has planned or programmed to trade or deal in after the Termination Date and does in fact take steps to trade or deal in within the period of 12 (twelve) months following the Termination Date;

1.6	"Business Services" means services:

1.6.1	rendered by the Company and/or any Group Company at any time during the Employment Period; or

1.6.2
which the Company and/or any Group Company has planned or programmed to render after the Termination Date and does in fact take steps to render within the period of 12 (twelve) months following the Termination Date;

1.6.3	including, but not limited to the following -

1.6.3.1	bureau services;

1.6.3.2	vehicle tracking and recovery;

1.6.3.3	fleet management; and

1.6.3.4	telemetry;

1.7	"Business Supplier" means any person who:

1.7.1	is or was a supplier of the Company and/or any Group Company at the Termination Date;

1.7.2	was a supplier of the Company and/or any Group Company at any time during the Employment Period; or

1.7.3
is or was a potential supplier of the Company and/or any Group Company at the Termination Date and whom the Company was in negotiations to do business with as at the Termination Date or at any time within the period of 12 (twelve) months preceding the Termination Date;

1.8	“Company” means MiX Telematics Limited;

1.9
"Confidential Information" means any information or data relating to the Company and any Group Company (even if not marked as being confidential, restricted, secret, proprietary or any similar designation), in whatever format and whether recorded or not (and if recorded, whether recorded in writing, on any electronic medium or otherwise), which:

1.9.1	by its nature or content is identifiable as confidential and/or proprietary to the Company; or

1.9.2	is intended or by its nature or content could reasonably be expected to be confidential and/or proprietary to the Company, and includes:

1.9.2.1	information relating to the Company, existing and future strategic objectives and existing and future business plans and corporate opportunities;

1.9.2.2	trade secrets;

1.9.2.3	technical information, techniques, know-how, operating methods and procedures;

1.9.2.4	details of costs, sources of materials and customer lists (whether actual or potential) and other information relating to the existing and prospective customers and suppliers of the Company;

1.9.2.5	pricing, price lists and purchasing policies;

1.9.2.6	computer data, programmes and source codes;

1.9.2.7	information contained in or constituting the hardware or software of the Company, including third party products and associated material;

1.9.2.8	information relating to the Company's network telecommunications services and facilities;

1.9.2.9	any and all methodologies, formulae and related information in developed software and processes and other business of the Company;

1.9.2.10	products, drawings, designs, plans, functional and technical requirements and specifications;

1.9.2.11	Intellectual Property that is proprietary to the Company or that is proprietary to a third party and in respect of which the Company has rights of use or possession;

1.9.2.12	marketing information of whatsoever nature or kind;

1.9.2.13	financial information of whatsoever nature or kind;

1.9.2.14	information relating to any contracts to which the Company is a party; and any information which is not readily available to a competitor of the Company in the normal and ordinary course of business;

1.10	"Employee" means Paul Mark Dell, identity number 820219 5087 089;

1.11	“Employment Period” means the period between the date of signature of this Agreement and the Termination Date;

1.12
"Group Company" means the Company, any associated company of the Company, any partnership in which the Company is a partner, any company which is a subsidiary company of the Company, any company which is a holding company of the Company, any company which is a subsidiary of or is controlled by such holding company, any division of such holding company and/or any joint venture company of which the Company, or such holding company is a shareholder;

1.13	"Intellectual Property" means the following in any location or jurisdiction worldwide and in respect of the Company and/or any Group Company:

1.13.1
all inventions (whether patentable or unpatentable) and whether or not reduced to practise), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all revisions, extensions and re-examinations thereof;

1.13.2
all trademarks, service marks, trade dress, logos, trade names and corporate names, (including all domain names, internet and intranet names, addresses, icons and other designations useful to identify or locate the Company on a computer network such as the world wide web), together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith;

1.13.3	all works capable of copyright, all copyright, and all applications, registrations and renewals in connection therewith;

1.13.4
all trade secrets and business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supply lists, pricing and cost information, and business and marketing plans and proposals);

1.13.5	all computer software (including data and related documentation);

1.13.6	all other proprietary rights;

1.13.7	all business or trade names used by or in connection with, or normally associated with the Company; and

1.13.8	all copies and tangible embodiments thereof, in each instance in whatever form or medium;

1.14	"Parties" means the parties to this Agreement;

1.15	"Restricted Products" means any goods or products which are similar to or are sold in competition with the Business Products;

1.16	"Restricted Services" means any services which are similar to or are rendered in competition with the Business Services;

1.17	“Restraint Period” means shall be a period of 24 (twenty-four) calendar months after the Termination Date;

1.18	"Territory" means the area in which the Company and/or any Group Company carries on the Business during the last 12 (twelve) months preceding the Effective Date;

1.19	“Termination Date” means the date on which the Employee’s employment is terminated, for whatever reason.

2.	EMPLOYMENT RESTRAINT

2.1	It is recorded that the Employee, in the course of his employment by the Company:

2.1.1	will have access to or come into possession of some or all of the Confidential Information; and

2.1.2	will have access to the customer and supplier database of the Company and will be intimately concerned with the Business and affairs of the Company and the Group Companies.

2.2
The Employee acknowledges that during the Employment Period and following termination of his employment by the Company, he will be in a position to compete unfairly with the Company and the Group Companies as a result of the Confidential Information, trade secrets and knowledge about the Business, operations, customers, employees and trade connections of the Company he has acquired or will acquire and through the connections that he has developed and will develop at the expense of the Company.

2.3
The Employee accordingly agrees and acknowledges that in order to protect the Company's legitimate business interests and in particular the Confidential Information, goodwill and the stable trained workforce of the Company, it is necessary that the Employee be restrained from carrying on certain activities which would be harmful to the Business and/or the Company, and that such restraint must be for a period which will adequately serve to protect the Company from the considerable economic prejudice and substantial and irreversible damage which would potentially be suffered by the Company were the Employee not to be so restrained.

2.4	The Employee warrants and undertakes that he will not:

2.4.1
during the Restraint Period, in any capacity whatsoever (including that of principal, proprietor, agent, broker, partner, representative, assistant, trustee or beneficiary of a trust, manager, member of a close corporation, member of a voluntary association, shareholder, director, employee, consultant, contractor, advisor, financier, demonstrator) directly or indirectly be associated or concerned with or interested or engaged in any Restricted Business or entity carrying on any Restricted Business in the Territory;

2.4.2
during the Restraint Period, communicate with or furnish any information or advice to any Business Customer or Business Supplier for the direct or indirect purpose of inducing or causing a Business Customer or Business Supplier to cease being a customer or supplier of the Company and/or become a customer or supplier of the Restricted Business; or

2.4.3
during the Restraint Period, solicit, interfere with or entice or endeavour to entice away from the Company any Business Customer or Business Supplier or persuade, induce, encourage or procure any Business Customer or Business Supplier to become a customer or supplier of any Restricted Business.

2.5
Without limiting the generality of the aforegoing, the Employee further undertakes and warrants that, for the duration of the Restraint Period, he will not, in any capacity whatsoever (whether as principal, proprietor, agent, broker, partner, representative, assistant, trustee or beneficiary of a trust, manager, member of a close corporation, member of a voluntary association, shareholder, director, employee, consultant, contractor, advisor, financier, demonstrator or otherwise), in any part of the Territory and whether for reward or not, directly or indirectly:

2.5.1	solicit orders from any Business Customer for the Business Services or any Restricted Services;

2.5.2	canvass business in respect of the Business Services or any Restricted Services from any Business Customer;

2.5.3	render any Business Services or Restricted Services to any Business Customer; or

2.5.4	solicit appointment as a distributor, licensee, agent or representative of any Business Supplier in respect of any Business Services.

2.6	The Employee, after due consideration, agrees and acknowledges that:

2.6.1
having regard to the damages that will result from a breach of any of the restraint undertakings given herein, the restraints and undertakings imposed upon the Employee in terms of this Agreement are fair and reasonable and are necessary as to subject matter, area and duration and are reasonably necessary in order to preserve and to protect the proprietary interests of the Company;

2.6.2
he has entered into this Agreement freely and voluntarily and that no circumstances exist for his alleging either now or at any future time that he was at a disadvantage in agreeing to the restraint undertakings contained herein or was in anything other than an equal bargaining position with Company in agreeing to such restraint undertakings;

2.6.3
notwithstanding the manner in which the restraints in this clause 2 and the areas comprising the Territory have been grouped together or described geographically, each of them constitutes a separate and independent restraint, divisible and severable from each of the other restraints and separately enforceable, in regard to all aspects thereof including:

2.6.3.1	each month of the Restraint Period;

2.6.3.2	each province falling within the Territory;

2.6.3.3	the categories and identities of persons falling within the definition of Business Customer;

2.6.3.4	the categories and identities of persons falling within the definition of Business Supplier;

2.6.3.5	the categories of and specific services falling within the definition of Business Services; and

2.6.3.6	each capacity in relation to the Restricted Business which the Employee is prohibited from undertaking in terms of this Agreement.

2.7
No restraint or combination of restraints shall be limited by reference to or inference from any other restraint or combination of restraints, provided however that the invalidity or unenforceability of any one or combination of restraints contained in this Agreement shall not affect the validity and enforceability of the other restraints contained in this Agreement or any combination of such restraints.

2.8
The Employee has given the restraint undertakings herein contained notwithstanding that the Employee acknowledges that those restraints may limit the employment opportunities available to him, thereby potentially limiting his income-earning capacity.

2.9	The Employee agrees that should he at any time dispute the reasonableness of any of the restraint undertakings herein contained, then the onus of proving such unreasonableness will be on him.

2.10	The aforegoing provisions of this clause 2 shall not be construed so as to preclude the Employee from:

2.10.1
holding or acquiring, for investment purposes only, not more than 5% (five percent) of the shares or other securities of any company which are listed on a recognised stock exchange, notwithstanding that a business or activity of such company is a business or activity restricted pursuant to this clause 2; and

2.10.2	continuing to hold any interest which he presently holds.

2.11
The Employee agrees that irreparable damage would occur if any of the restraint undertakings recorded herein were not fully complied with in accordance with its specific terms or were otherwise breached. The Employee accordingly agrees that the Company will be entitled to apply for and be granted an interdict or an order for specific performance, in addition to any other remedy to which it may be entitled in law. The provisions of this clause 2.11 shall be without prejudice to the right of the Company to claim whatever additional damages may be sustained by it in consequence of such breach.

2.12
Should any of the provisions of this clause be breached by the Employee, then the Restraint Period will be deemed, at the instance and in the discretion of the Company, to be extended by a period equal to the period from the date when such breach was first committed until the earlier of the date on which the Employee ceases to be in breach of this clause. If the Company exercises its right to extend such period as aforesaid, the provisions of this clause will apply mutatis mutandis in respect of such extended period.

3.	SIGNATURE
The Agreement is signed by the Parties on the dates and at the places indicated below.
Signed at     on     2017

Witness	for THE COMPANY
1.
duly authorised and warranting such authority
2.

Signed at     on     2017

Witness	for THE EMPLOYEE
1.
duly authorised and warranting such authority
2.

Restraint Agreement    Page 1 of 1    January 2017